                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                                 INFOTOPIA,INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456806207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 456806207                                           PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    THOMSON KERNAGHAN & CO LIMITED ("Reporting Entity")
    EIN No.  Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:  Ontario, Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         SEE ITEM 5 BELOW, (NOTE 1)
   SHARES           Reporting Entity:  -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    SEE ITEM 5 BELOW (NOTE 1)

                    Reporting Entity:  -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     SEE ITEM 5 BELOW (NOTE 1)
     Reporting Entity:  3,804,134
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     SEE ITEM 5 BELOW

     Reporting Entity:  23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity:  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456806207                                           PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CANADIAN ADVANTAGE LIMITED PARTNERSHIP ("Reporting Entity")
    EIN No.  Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:  Ontario, Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Reporting Entity:  1,402,384
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    Reporting Entity:  1,402,384
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity:  3,804,134
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Reporting Entity:  23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity:  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456806207                                           PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ADVANTAGE [BERMUDA] FUND, LTD. ("Reporting Entity")
    EIN No.  Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:  Bermuda
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Reporting Entity:  314,836
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    Reporting Entity:  314,836
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity:  3,804,134

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     SEE ITEM 5 BELOW

     Reporting Entity:  23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity:  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456806207                                           PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    FETU HOLDINGS LTD ("Reporting Entity")
    EIN No.  Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:  [BERMUDA]
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Reporting Entity:  1,341,914
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,341,914

                    Reporting Entity:
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity:  3,804,134

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity:  23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity:
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 456806207                                           PAGE 6 OF 9 PAGES

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK VALENTINE ("Reporting Entity")
    EIN No.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity:  Ontario, Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Reporting Entity:  745,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    Reporting Entity:  745,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity:  3,804,134

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity:  23.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity:  IN
--------------------------------------------------------------------------------

ITEM 1.   Security and Issuer

          This report pertains to the common stock, par $0.001 per share of Infotopia, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3635 Boardman Canfield Road, Canfield, OH 44406.

ITEM 2.   Identity and background:

          The persons filing this statement are:

Thomson Kernaghan & Co Ltd ("Thomson Kernaghan"), an investment broker and dealer whose principal offices are 120 Adelaide Street West, 16th Floor, Toronto, Canada M5H 1T1

Canadian Advantage Limited Partnership ("CALP"), an investment fund whose principal executive offices are c/o VMH Management Limited, 120 Adelaide Street West, 16th Floor, Toronto, Canada M5H 1T1

Advantage [Bermuda] Fund ("Bermuda"), an investment fund, whose principal executive Bermuda offices are c/o Washington Mall 1, 3rd Floor, 22 Church St., Hamilton, Bermuda 11.

Fetu Capital, Ltd. ("Fetu"), an investment capital fund, whose principal executive offices are 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1.

Mark Valentine, an individual, whose principal offices are c/o TK Holdings, Inc., 120 Adelaide Street West, 16th Floor, Toronto, Canada M5J 12T1

CALP, Fetu, Bermuda and Thomson Kernaghan and Co. Limited are under the common control of Mark Valentine, the Chairman of Thomson Kernaghan and Co. Limited, who has authority to vote and dispose of the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan, CALP, Fetu and Bermuda may be considered a group which beneficially owns all of the shares beneficially owned by any of them.

ITEM 3.   Source and Amount of Funds or Other Consideration

NOTE 1 Thomson Kernaghan, as agent for the Reporting Persons, acquired the shares of common stock of the Issuer pursuant to the terms of a private placement memoranda dated June 1, June 25, and July 13, 2001 (as amended) whereby an aggregate of 6,503,124 shares of the Issuer's common stock was sold to Thomson Kernaghan, for an aggregate consideration of $6,682,346. The Issuer issued the shares to Thomson Kernaghan essentially in "street name", for the benefit of the Reporting Entities. The shares were credited to the individual accounts of the Reporting Entities.

ITEM 4.   Purpose of Transaction

                  The Reporting Entity under Note 1 acquired the shares of common stock of the Issuer pursuant to a private placement described above and incorporated by reference from the Issuer's Current Report on Form SB-2 filed on July 23, 2001 and on Form 10-QSB filed on August 14, 2001.

                  None of the Reporting Persons has any definite proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of Issuer

          All of the information given below is as of October 23, 2001. Percentages are based on 16,309,071 shares of Common Stock(post-split) outstanding as of September 28, 2001.

          Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 3,804,134 shares of common stock and shared voting power over 23.3% shares of common stock.


--------------------------------------------------------------------------------
                                                                          Page 7
--------------------------------------------------------------------------------

          The Reporting Persons have effected transactions in the Issuer securities during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None

ITEM 7.   Material to be filed as Exhibits

                  1.1 Subscription Agreement dated June 1, 2001 between Infotopia, Inc. and Thomson Kernaghan & Co. Limited incorporated by reference from the Issuer's Current Report on Form SB-2 filed on July 23, 2001 and on Form 10-QSB filed on August 14, 2001.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2001                          THOMSON KERNAGHAN & CO. LTD
-----------------------
[Date]

                                       By: /s/ Mark Valentine
                                          --------------------------------------
                                       Title: Mark Valentine, Chairman



October 23, 2001                          CANADIAN ADVANTAGE LIMITED PARTNERSHIP
-----------------------
[Date]

                                       By: /s/ Mark Valentine
                                          --------------------------------------
                                       Title:
                                             -----------------------------------



October 23, 2001                          ADVANTAGE [BERMUDA] FUND, LTD
-----------------------
[Date]

                                       By: /s/ Mark Valentine
                                          --------------------------------------
                                       Title:
                                             -----------------------------------


October 23, 2001                          FETU CAPITAL, LTD
-----------------------
[Date]

                                       By: /s/ Mark Valentine
                                          --------------------------------------
                                       Title:
                                             -----------------------------------

October 23, 2001                          MARK VALENTINE
-----------------------
[Date]

                                          /s/ Mark Valentine
                                          --------------------------------------


--------------------------------------------------------------------------------
                                                                          Page 8
--------------------------------------------------------------------------------

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


--------------------------------------------------------------------------------
                                                                          Page 9
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

  1.1          Subscription Agreement dated June 1, 2001 between Infotopia, Inc.
               and Thomson Kernaghan & Co. Limited incorporated by reference from the Issuer's Current Report on Form SB-2 filed on July 23, 2001 and on Form 10-QSB filed on August 14, 2001.